Exhibit 99.1

Corporación América Airports S.A. Reports October 2024 Passenger Traffic

Total passenger traffic down 4.0% YoY, or 1.6% YoY ex-Natal

International passenger traffic up 3.8% YoY; up 7.0% YoY in Argentina

Luxembourg, November 18, 2024— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the leading private airport operators in the world, reported today a 4.0% year-on-year (YoY) decrease in passenger traffic in October 2024. Excluding Natal for comparison purposes, total traffic in October decreased by 1.6% YoY.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2024 vs. 2023)
Statistics	Oct'24	Oct'23	% Var.	YTD’24	YTD'23	% Var.
Domestic Passengers (thousands)	3,596	4,043	-11.1%	33,561	37,899	-11.4%
International Passengers (thousands)	2,684	2,587	3.8%	25,848	23,859	8.3%
Transit Passengers (thousands)	646	582	11.0%	6,030	5,880	2.6%
Total Passengers (thousands)[1]	6,927	7,212	-4.0%	65,440	67,638	-3.3%
Cargo Volume (thousand tons)	38.8	33.1	17.4%	318.6	301.7	5.6%
Total Aircraft Movements (thousands)	71.7	74.0	-3.1%	681.8	713.9	-4.5%

1 Excluding Natal for comparison purposes, total passenger traffic was down 1.6% in October and 1.1% YTD.

Monthly Passenger Traffic Performance

(In million PAX)

Passenger Traffic Overview

Total passenger traffic declined by 4.0% in October compared to the same month in 2023, or 1.6% when adjusting for the discontinuation of Natal airport. Domestic passenger traffic decreased by 11.1% YoY, or 7.3% when excluding Natal, primarily due to weaker YoY domestic traffic performance in Argentina. International traffic increased by 3.8%, mainly driven by growth in Argentina and Italy.

In Argentina, total passenger traffic declined by 7.8% YoY, driven by a weaker performance in domestic traffic, which fell by 13.3% YoY. Last year, domestic traffic benefited from incentives provided by a government program called "Previaje" to boost domestic tourism, but it continued to be impacted by the ongoing recession in the country. JetSMART has incorporated its tenth aircraft in the country, further increasing domestic capacity. Meanwhile, Aerolíneas Argentinas has added three seasonal routes in the Patagonia region: Bariloche-El Calafate, Trelew-El Calafate, and Trelew-Ushuaia. International passenger traffic rose by 7.0% YoY. Among other developments, American Airlines resumed its Ezeiza-Dallas route and increased frequencies on its Ezeiza-Miami and Ezeiza-JFK routes. Delta resumed its seasonal Ezeiza-JFK route, and British Airways expanded seat capacity by 21.7% with the introduction of the new A350-100. Passenger traffic in October was also affected by strikes organized by the aeronautical union.

In Italy, passenger traffic grew by 6.1% compared to the same month in 2023. International passenger traffic, which accounted for over 80% of the total traffic, increased by 6.0% YoY, driven by an 11.1% increase at Florence airport. Domestic passenger traffic increased by 6.1% YoY, with strong performances at both Pisa and Florence airports.

In Brazil, total passenger traffic decreased by 1.3% YoY, or increased by 12.3% YoY when adjusting for the discontinuation of Natal Airport. These results reflect an improvement in traffic trends despite the still challenging aviation context and aircraft constraints in the country, along with the positive impact of the temporary closure of Porto Alegre airport. Domestic traffic, which accounted for over 55% of the total traffic, was down 9.4% YoY, or up 10.9% when excluding Natal, while transit passengers were up 12.5% YoY. As a reminder, following the friendly termination process concluded in February 2024, CAAP no longer operates Natal Airport, effective February 19, 2024. Therefore, statistics for Natal are available up to February 18, 2024.

In Uruguay, total passenger traffic, predominantly international, continued its recovery, increasing by 2.6% YoY. In September, American Airlines announced the resumption of its Montevideo–Miami route, offering three weekly flights starting in November. Additionally, on October 8, Paranair inaugurated the direct route between Montevideo and Salto, reestablishing the connection after more than twenty years.

In Ecuador, passenger traffic decreased by 1.4% YoY, following a strong recovery in 2023. International passenger traffic decreased by 1.4% YoY, while domestic traffic decreased by 1.0% YoY, impacted by high airfare prices affecting travel demand.

In Armenia, passenger traffic decreased by 2.4% YoY, consistent with last month's performance and following a strong recovery in 2023, which benefited from the introduction of new airlines and routes, as well as an increase in flight frequencies. The introduction of new routes has continued into 2024.

Cargo Volume and Aircraft Movements

Cargo volume increased by 17.4% compared to the same month in 2023, with positive YoY contributions from all countries of operation: Argentina (+17.0%), Uruguay (+27.5%), Armenia (+33.8%), Italy (+10.7%), Ecuador (+12.2%) and Brazil (+9.1%). Argentina, Brazil, and Armenia together accounted for more than 80% of the total cargo volume in October.

Aircraft movements decreased by 3.1% YoY, with negative YoY contributions from Armenia (-11.8%), Brazil (-4.2%), Argentina (-4.0%) and Uruguay (-0.2%), which were partially offset by positive YoY variances in Ecuador (+3.1%) and Italy (+1.4%). Argentina, Brazil, and Italy accounted for more than 80% of total aircraft movements in October.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2024 vs. 2023)

	Oct'24	Oct'23	% Var.	YTD'24	YTD'23	% Var.
Passenger Traffic (thousands)
Argentina	3,612	3,917	-7.8%	34,257	35,927	-4.6%
Italy	872	823	6.1%	7,919	7,191	10.1%
Brazil (1)	1,397	1,415	-1.3%	12,907	14,185	-9.0%
Uruguay	184	179	2.6%	1,865	1,597	16.8%
Ecuador	388	394	-1.4%	3,914	4,067	-3.8%
Armenia	473	485	-2.4%	4,577	4,672	-2.0%
TOTAL	6,927	7,212	-4.0%	65,440	67,638	-3.3%
(1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024.

Cargo Volume (tons)
Argentina	20,471	17,501	17.0%	164,620	156,066	5.5%
Italy	1,295	1,170	10.7%	10,726	10,649	0.7%
Brazil	6,473	5,936	9.1%	53,833	54,366	-1.0%
Uruguay	2,962	2,324	27.5%	25,972	25,667	1.2%
Ecuador	3,112	2,775	12.2%	30,893	27,106	14.0%
Armenia	4,504	3,366	33.8%	32,574	27,840	17.0%
TOTAL	38,817	33,070	17.4%	318,618	301,694	5.6%
Aircraft Movements
Argentina	38,947	40,560	-4.0%	367,152	383,594	-4.3%
Italy	7,900	7,794	1.4%	71,913	68,246	5.4%
Brazil	12,474	13,015	-4.2%	119,836	132,419	-9.5%
Uruguay	2,632	2,637	-0.2%	26,191	25,780	1.6%
Ecuador	6,320	6,130	3.1%	63,240	65,818	-3.9%
Armenia	3,392	3,846	-11.8%	33,462	38,066	-12.1%
TOTAL	71,665	73,982	-3.1%	681,794	713,923	-4.5%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2023, Corporación América Airports served 81.1 million passengers, 23.7% above the 65.6 million passengers served in 2022 and 3.6% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716

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